**Benchmark Securities, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| **Ending balance, December 31, 2014** | $ 5,151,258 |
| Net income | 1,775,619 |
| Preferred distributions of net income to preferred distribution equity units | (559,606) |
| Common distributions of net income to common equity units | (308,881) |
| Contributions: | |
| Common equity units | 75,000 |
| Redemptions: | |
| Common equity units | (30,000) |
| **Ending balance, December 31, 2015** | $ 6,103,390 |

**The accompanying notes are an integral part of these financial statements.**